# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Steelcase Inc., CIK 0001050825
CUSIP: 858155203
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 901 44th Street SE, Grand Rapids, Michigan (MI), 49508
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0000950103-25-010123
Filed by CIK 0000048287
Persons authorized to receive notices and communications: STEVEN BRADFORD, 600 EAST SECOND STREET, MUSCATINE, Iowa (IA), 52761, (563) 272-7400; JAMES DOUGHERTY, DAVIS POLK & WARDWELL LLP, 450 LEXINGTON AVENUE, NEW YORK, New York (NY), 10017, (212) 450-4000; SHANU BAJAJ, DAVIS POLK & WARDWELL LLP, 450 LEXINGTON AVENUE, NEW YORK, New York (NY), 10017, (212) 450-4000

## Reporting persons
- HNI Corporation (CIK 0000048287): type of reporting person: corporation (CO); citizenship or place of organization: Iowa (IA); source of funds: other (OO); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (100% of the class)
  Comment: This Amendment No. 1 (this "Amendment") amends and supplements the initial statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on August 8, 2025 relating to the Class A Common Stock of Steelcase Inc., a Michigan corporation (the "Original Schedule 13D", as further amended and supplemented by this Amendment, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Steelcase Inc.
Address of issuer's principal executive offices: 901 44th Street SE, Grand Rapids, Michigan (MI), 49508

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On December 10, 2025, pursuant to the Merger Agreement, (i) Merger Sub Inc. merged with and into the Company, whereupon the separate existence of Merger Sub Inc. ceased, and the Company continued as the surviving corporation of the First Merger as a wholly owned subsidiary of the Reporting Person and (ii) immediately after the First Merger, the Company merged with and into Merger Sub LLC, whereupon the separate existence of the Company ceased, and Steelcase LLC continued as the surviving entity of the Second Merger and a direct, wholly owned subsidiary of the Reporting Person.

On December 11, 2025, Steelcase LLC converted from a Michigan limited liability company to Steelcase Inc., a Michigan corporation (the "Steelcase Conversion").

As a result of the First Merger, each issued and outstanding share of Common Stock held by the Voting Parties was automatically canceled and retired and converted into the right to receive, at the shareholder's election and subject to automatic adjustment, either: (i) Mixed Consideration, (ii) Cash Consideration or (iii) Stock Consideration.

As of the First Effective Time, the Voting Agreements terminated.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated its entirety as follows:

(a) The Reporting Person beneficially owns 100 shares of the common stock of Issuer, or 100% of Issuer's outstanding shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns 100 shares of the common stock of Issuer, or 100% of Issuer's outstanding shares of common stock.
Transactions in the class effected during the past sixty days: The description of the First Merger, Second Merger and the Steelcase Conversion set forth in Item 4 is hereby incorporated by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- HNI Corporation: /s/ Steven M. Bradford, Steven M. Bradford/Senior Vice President, General Counsel and Secretary (12/10/2025)